Filed by Marshall & Ilsley Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934, as amended
Subject Company: Marshall & Ilsley Corporation
(Commission File No. 001-33488)

On December 17, 2010, BMO Financial Group and Marshall & Ilsley Corporation (“M&I”) announced that they had entered into an Agreement and Plan of Merger.  In connection with this announcement, M&I posted the following to its intranet site:

BMO and M&I Bank

MiNet Top Story – Marshall & Ilsley Corporation

To: All Marshall & Ilsley Corporation employees

From: Mark Furlong

Today BMO Financial Group and Marshall & Ilsley Corporation announced the pending acquisition of M&I by BMO.

BMO Financial Group is a $409 billion global bank holding company based in Toronto, Canada.  It serves more than 10 million personal, commercial, corporate and institutional customers in North America and internationally. BMO is deeply rooted in the economic success of North America, serving customers more than 193 years; BMO's presence in the U.S. dates back to its first year of existence, 1817. Harris Bank became part of BMO 26 years ago and has grown from just over 20 branches to over 300 during that time.

This is an exciting announcement.  M&I has chosen a strong and well respected partner that will ensure that M&I’s rich culture and tradition of excellent customer service will continue to define us for many years to come.

Upon closing, BMO’s combined U.S. personal and commercial banking operations will be reflected as follows, as of September 2010:

(Dollars in billions)

U.S. Assets

Deposits

Number of Branches

BMO U.S.

110

54

321

M&I

52

38

374

BMO U.S/M&I

162

92

695

The combined banking group will be a stronger entity, bringing together two highly complementary financial institutions.  BMO’s acquisition of M&I marks a major expansion of BMO’s U.S. banking operations.  BMO is committed to maintaining M&I’s strong presence and community leadership in Milwaukee and other M&I markets.  The combined operations will bring together the oldest bank in Canada and one of the oldest banks in the United States to create a leader in the financial services marketplace.

BMO was quick to recognize the similarities and excellent fit between the two organizations.  We share a strong commitment to service excellence, and their commitment to the community mirrors our own.  You can be confident that BMO will demonstrate that commitment going forward.

By choosing BMO, we have ensured a bright and secure future for our employees, our customers, our shareholders, and our communities.  We look forward to growing and competing far into the future as part of the BMO Financial Group.

Each of you likely will have questions regarding this transaction.  As we work on our joint integration plans, more information will become available.  You can be sure we will address your questions and provide you with additional information as soon as it is available.

Thank you.

The attached news release provides additional details about today’s announcement and the transaction itself.  Also attached are Key Facts, and employee/customer FAQ, which can also be found on MiNet.

ADDITIONAL INFORMATION ABOUT THE BANK OF MONTREAL/MARSHALL & ILSLEY CORPORATION TRANSACTION

Bank of Montreal and Marshall & Ilsley Corporation (“M&I”) will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by Bank of Montreal will be available free of charge by contacting Investor Relations at (414) 765-7727. Documents filed with the SEC by M&I will be available free of charge by contacting Investor Relations at (414) 765-7727.

The directors, executive officers, and certain other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of M&I. Information about the directors and executive officers of M&I is included in the proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 12, 2010.  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.